July 17, 2024

Jacqueline Hern  ndez
Interim Chief Executive Officer
MediaCo Holding Inc.
48 West 25th Street, Third Floor
New York, New York 10010

       Re: MediaCo Holding Inc.
           Registration Statement on Form S-3
           Filed July 12, 2024
           File No. 333-280779
Dear Jacqueline Hern  ndez:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Justin W. Chairman